UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 3, 2003

———————————

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 7. Financial Statements and Exhibits

(c) Exhibits

99.1 Press Release of EOG Resources, Inc. dated November 3, 2003

Item 12. Results of Operations and Financial Condition

On November 3, 2003, EOG Resources, Inc. issued a press release announcing third quarter 2003 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: November 3, 2003

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President and Chief Accounting Officer
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated November 3, 2003

EXHIBIT 99.1

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS THIRD QUARTER 2003 NET INCOME AVAILABLE TO COMMON OF $115 MILLION

FOR IMMEDIATE RELEASE: Monday, November 3, 2003

HOUSTON – EOG Resources, Inc. (EOG) today reported third quarter 2003 net income available to common of $114.7 million, or $0.99 per share. This compares to third quarter 2002 net income available to common of $26.1 million, or $0.22 per share.

The results for third quarter 2003 included a previously disclosed $23.6 million ($15.2 million after tax, or $0.13 per share) gain on the mark-to-market of commodity price transactions. During the quarter, the net cash outflow from the settlement of third quarter commodity price transactions and premium payments associated with certain 2004 natural gas financial collar contracts was $10.0 million ($6.5 million after tax, or $0.06 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $93.0 million, or $0.80 per share. Similarly, EOG's third quarter 2002 results included a $7.8 million ($5.1 million after tax, or $0.04 per share) loss on mark-to-market commodity price transactions and net cash outflows from the settlement of commodity price transactions of $2.9 million ($1.9 million after tax, or $0.01 per share). Reflecting these items, third quarter 2002 adjusted non-GAAP net income available to common was $29.3 million, or $0.25 per share. (Please refer to the table below for the reconciliation of net income available to common to adjusted non-GAAP net income available to common.)

On October 1, 2003, EOG closed the largest acquisition in its history. The $320 million transaction was majority funded with internally generated cash flow. The purchase increases EOG's Canadian drilling inventory, primarily in shallow natural gas properties in southern Alberta and complements the company's existing Canadian assets by providing incremental

Energy **Opportunity** **Growth**

reserve potential. Also as a result of the transaction, EOG significantly increased its coal bed methane acreage position in the Twining Field. Based on favorable results from initial production testing of this acreage, EOG is planning a pilot development program in 2004.

In South Texas, EOG recently made two significant discoveries in the Frio and Wilcox sands with three successful exploration wells. These wells are expected to add combined new production of 30 million cubic feet per day (MMcfd) of natural gas and 2,000 barrels of condensate per day, net by mid-December. EOG plans additional drilling in the fourth quarter 2003 to further delineate these discoveries.

Also during the third quarter, EOG announced a discovery in the Southern Gas Basin of the United Kingdom North Sea that may contain up to 110 billion cubic feet of natural gas reserves. EOG has a 30 percent working interest in this well, its second successful North Sea farm-in. Production from the well, that encountered 196 feet of pay, is expected to begin in the second half of 2004. To date, EOG's strategy of allocating a moderate amount of capital to North Sea exploration has proved successful with two of three wells resulting in natural gas discoveries, adding to EOG's long-term international production growth.

In addition, EOG further confirmed reserves in the Oilbird Field with a recent well drilled in the SECC Block off the southeast coast of Trinidad. EOG will soon spud the second well in a nine-month Trinidad drilling campaign aimed at finding significant additional reserves to further pursue new gas markets. Simultaneously, negotiations are under way to supply approximately 125 MMcfd of natural gas to the M5000 Methanol Plant in Trinidad that is currently under construction and expected to start up in mid-2005.

"Based on our strong operational success in 2003, EOG has recently laid out longer term production growth targets of 6.5 percent in 2004, 10 percent in 2005 and 7 percent in 2006. North American natural gas will continue to be a key component of this growth," stated Mark G. Papa, Chairman and Chief Executive Officer. "EOG is one of a few large cap E&P companies that has organically grown year over year domestic gas production each of the last four quarters and we expect to grow North American gas production 6.5 percent in 2004. We are well positioned to attain the targets we have set forth for the coming years while maintaining our focus on rate of return."

At September 30, 2003, EOG's debt-to-total capitalization ratio was 32.5 percent with $184 million of cash on the balance sheet. The debt-to-total capitalization ratio at year-end, subsequent to the funding of the acquisition in Canada and factoring in recent commodity prices, is expected to be in the range of 34 to 37 percent.

Conference Call Scheduled for November 4, 2003

EOG's third quarter 2003 conference call will be available via live audio webcast at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) Tuesday, November 4, 2003. To listen to this webcast, log on to www.eogresources.com. The webcast will be archived on EOG's website through November 18, 2003.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States and is the operator of substantial proved reserves in the U.S., Canada and offshore Trinidad. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to terrorist activities; acts of war; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Form 10-K for fiscal year ended December 31, 2002, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330. In addition, reconciliation schedules for Non-GAAP Financial Measures referred to in this presentation can be found on the EOG Resources website at www.eogresources.com.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions except per share)

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net Operating Revenues	$ 458.7	$ 279.9	$ 1,348.1	$ 756.6
Net Income Available to Common	$ 114.7	$ 26.1	$ 347.4	$ 34.5
Net Income Per Share Available to Common				
Basic	$ 1.00	$ 0.23	$ 3.03	$ 0.30
Diluted	$ 0.99	$ 0.22	$ 2.99	$ 0.29
Average Number of Shares Outstanding				
Basic	114.6	115.6	114.5	115.6
Diluted	116.4	117.1	116.3	117.3

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net Operating Revenues				
Natural Gas	$ 365,064	$ 224,018	$ 1,176,798	$ 631,874
Crude Oil, Condensate and Natural Gas Liquids	67,664	62,121	204,643	165,531
Gains (Losses) on Mark-to-market Commodity Derivative Contracts	23,628	(7,849)	(37,346)	(41,451)
Other, Net	2,368	1,589	4,052	651
Total	458,724	279,879	1,348,147	756,605
Operating Expenses				
Lease and Well	54,431	45,727	156,390	129,956
Exploration Costs	17,812	12,824	57,409	41,514
Dry Hole Costs	8,876	9,094	18,932	32,336
Impairments	26,117	11,802	63,548	34,548
Depreciation, Depletion and Amortization	110,438	100,208	320,578	292,624
General and Administrative	26,379	21,582	71,734	64,283
Taxes Other Than Income	21,359	16,932	63,247	50,980
Total	265,412	218,169	751,838	646,241
Operating Income	193,312	61,710	596,309	110,364
Other Income (Expense), Net	1,924	(74)	4,756	(2,800)
Income Before Interest Expense and Income Taxes	195,236	61,636	601,065	107,564
Interest Expense, Net	15,632	18,770	44,757	45,003
Income Before Income Taxes	179,604	42,866	556,308	62,561
Income Tax Provision	62,185	13,979	193,542	19,807
Net Income Before Cumulative Effect of Change in Accounting Principle	117,419	28,887	362,766	42,754
Cumulative Effect of Change in Accounting Principle, Net of Tax	-	-	(7,131)	-
Net Income	117,419	28,887	355,635	42,754
Preferred Stock Dividends	2,758	2,758	8,274	8,274
Net Income Available to Common	$ 114,661	$ 26,129	$ 347,361	$ 34,480

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcf/d)				
United States	644	630	641	631
Canada	152	152	154	152
North America	796	782	795	783
Trinidad	155	164	152	128
Total	951	946	947	911
Average Natural Gas Prices ($/Mcf)				
United States	$ 4.78	$ 2.75	$ 5.25	$ 2.68
Canada	4.47	2.17	4.80	2.41
North America Composite	4.72	2.63	5.16	2.63
Trinidad	1.34	1.09	1.33	1.19
Composite	4.17	2.37	4.54	2.43
Crude Oil/Condensate Volumes (MBD)				
United States	18.0	18.1	17.9	19.1
Canada	2.3	2.2	2.2	2.0
North America	20.3	20.3	20.1	21.1
Trinidad	2.5	2.9	2.4	2.2
Total	22.8	23.2	22.5	23.3
Average Crude Oil/Condensate Prices ($/Bbl)				
United States	$ 29.43	$ 27.50	$ 30.22	$ 24.05
Canada	28.11	25.83	28.86	23.19
North America Composite	29.28	27.33	30.07	23.97
Trinidad	26.80	24.22	28.75	22.47
Composite	29.01	26.93	29.93	23.82
Natural Gas Liquids Volumes (MBD)				
United States	2.9	2.7	3.0	3.1
Canada	0.8	0.7	0.6	0.8
Total	3.7	3.4	3.6	3.9
Average Natural Gas Liquids Prices ($/Bbl)				
United States	$ 20.53	$ 15.92	$ 21.16	$ 13.72
Canada	18.23	11.23	18.80	10.05
Composite	20.06	14.96	20.76	13.03
Natural Gas Equivalent Volumes (MMcfe/d)				
United States	770	755	766	765
Canada	170	169	172	168
North America	940	924	938	933
Trinidad	170	181	166	141
Total	1,110	1,105	1,104	1,074
Total Bcfe Deliveries	102.1	101.7	301.5	293.2

EOG RESOURCES, INC.
<u>**SUMMARY BALANCE SHEETS**</u>
(In thousands, except share data)

	September 30, 2003	December 31, 2002
	(Unaudited)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 184,489	$ 9,848
Accounts Receivable, net	274,834	259,308
Inventories	20,788	18,928
Assets from Price Risk Management Activities	7,769	-
Other	70,096	106,708
Total	557,976	394,792
Oil and Gas Properties (Successful Efforts Method)	7,495,980	6,750,095
Less: Accumulated Depreciation, Depletion and Amortization	(3,792,187)	(3,428,547)
Net Oil and Gas Properties	3,703,793	3,321,548
Other Assets	164,293	97,666
Total Assets	$ 4,426,062	$3,814,006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 252,211	$ 201,931
Accrued Taxes Payable	38,720	23,170
Dividends Payable	6,151	5,007
Liabilities from Price Risk Management Activities	2,031	5,939
Other	54,815	40,304
Total	353,928	276,351
Long-Term Debt	1,010,822	1,145,132
Other Liabilities	163,855	59,180
Deferred Income Taxes	797,010	660,948
Shareholders' Equity		
Preferred Stock, $.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000,000 Liquidation Preference	98,530	98,352
Series D, 500 Shares Issued, Cumulative,		
$50,000,000 Liquidation Preference	49,782	49,647
Common Stock, $.01 Par, 320,000,000 Shares Authorized and		
124,730,000 Shares Issued	201,247	201,247
Additional Paid In Capital	2,801	-
Unearned Compensation	(19,712)	(15,033)
Accumulated Other Comprehensive Income (Loss)	40,481	(49,877)
Retained Earnings	2,055,248	1,723,948
Common Stock Held in Treasury, 9,664,122 shares at		
September 30, 2003 and 10,009,740 shares at December 31, 2002	(327,930)	(335,889)
Total Shareholders' Equity	2,100,447	1,672,395
Total Liabilities and Shareholders' Equity	$ 4,426,062	$3,814,006

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Reconciliation of Net Income to Net Operating Cash Inflows:				
Net Income	$ 117,419	$ 28,887	$ 355,635	$ 42,754
Items Not Requiring Cash				
Depreciation, Depletion and Amortization	110,438	100,208	320,578	292,624
Impairments	26,117	11,802	63,548	34,548
Deferred Income Taxes	43,456	34,501	123,431	38,225
Cumulative Effect of Change in Accounting Principle	-	-	7,131	-
Other, Net	2,798	9,715	6,763	16,102
Exploration Costs	17,812	12,824	57,409	41,514
Dry Hole Costs	8,876	9,094	18,932	32,336
Mark-to-market Commodity Derivative Contracts				
Total (Gains) Losses	(23,628)	7,849	37,346	41,451
Realized Losses	(8,611)	(2,913)	(47,700)	(11,741)
Collar Premium	(1,365)	-	(1,365)	-
Tax Benefits From Stock Options Exercised	2,223	1,813	7,025	4,216
Other, Net	(605)	(2,552)	2,894	(1,538)
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	28,515	10,624	(15,905)	902
Inventories	(1,816)	(1,045)	(1,860)	768
Accounts Payable	25,675	5,494	50,028	(45,292)
Accrued Taxes Payable	30,483	(34,712)	46,854	(38,303)
Other Liabilities	2,934	536	1,783	(919)
Other, Net	(4,348)	6,265	3,989	(19,662)
Changes in Components of Working Capital Associated with				
Investing and Financing Activities	(15,133)	(9,450)	(22,064)	35,046
NET OPERATING CASH INFLOWS	361,240	188,940	1,014,452	463,031
INVESTING CASH FLOWS				
Additions to Oil and Gas Properties	(239,779)	(189,273)	(564,825)	(541,034)
Exploration Costs	(17,812)	(12,824)	(57,409)	(41,514)
Dry Hole Costs	(8,876)	(9,094)	(18,932)	(32,336)
Proceeds from Sales of Assets	2,611	1,714	12,361	6,334
Changes in Components of Working Capital Associated with				
Investing Activities	15,344	9,460	22,223	(35,590)
Other, Net	(71,645)	(14,229)	(70,366)	(14,017)
NET INVESTING CASH OUTFLOWS	(320,157)	(214,246)	(676,948)	(658,157)
FINANCING CASH FLOWS				
Long-Term Debt Borrowings (Repayments)	-	55,025	(134,310)	234,899
Dividends Paid	(8,398)	(7,301)	(22,878)	(21,878)
Treasury Stock Purchased	-	(24,288)	(21,295)	(24,288)
Proceeds from Stock Options Exercised	2,987	758	17,717	13,831
Other, Net	(2,150)	(312)	(2,097)	(2,168)
NET FINANCING CASH INFLOWS (OUTFLOWS)	(7,561)	23,882	(162,863)	200,396
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	33,522	(1,424)	174,641	5,270
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	150,967	9,206	9,848	2,512
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 184,489	$ 7,782	$ 184,489	$ 7,782

EOG RESOURCES, INC.
<u>ADJUSTED (Non-GAAP) NET INCOME AVAILABLE TO COMMON RECONCILIATION</u>
(Unaudited; in thousands, except per share)

The following chart adjusts reported third quarter and nine months ended September 30 net income to reflect actual cash realized from previously disclosed oil and gas hedges, to eliminate the mark-to-market loss or gain from these previously disclosed oil and gas hedges and to eliminate the after tax impact of the cumulative effect of change in accounting principle. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and exclude the impact of one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Reported Net Income Available to Common	$ 114,661	$ 26,129	$ 347,361	$ 34,480
Add: Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total (Gains) Losses	(23,628)	7,849	37,346	41,451
Realized Losses	(8,611)	(2,913)	(47,700)	(11,741)
Collar Premium	(1,365)	-	(1,365)	-
Subtotal	(33,604)	4,936	(11,719)	29,710
After tax MTM Impact	(21,624)	3,176	(7,541)	19,118
Add: Cumulative Effect of Change in Accounting Principle, Net of Tax	-	-	7,131	-
Adjusted Net Income Available to Common for MTM Commodity Derivative Contracts and Change in Accounting Principle Impacts	$ 93,037	$ 29,305	$ 346,951	$ 53,598
Adjusted Net Income Per Share Available to Common				
Basic	$ 0.81	$ 0.25	$ 3.03	$ 0.46
Diluted	$ 0.80	$ 0.25	$ 2.98	$ 0.46
Average Number of Shares Outstanding				
Basic	114,616	115,621	114,489	115,555
Diluted	116,370	117,078	116,284	117,267

EOG RESOURCES, INC.

DISCRETIONARY CASH FLOW AVAILABLE TO COMMON RECONCILIATION (Non-GAAP)

(Unaudited; in thousands)

The following chart reconciles third quarter and nine months ended September 30 net operating cash flows to discretionary cash flow available to common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust operating cash inflows for changes in components of working capital, other liabilities and preferred stock dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net Operating Cash Inflows	$ 361,240	$ 188,940	$ 1,014,452	$ 463,031
Adjustments				
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	(28,515)	(10,624)	15,905	(902)
Inventories	1,816	1,045	1,860	(768)
Accounts Payable	(25,675)	(5,494)	(50,028)	45,292
Accrued Taxes Payable	(30,483)	34,712	(46,854)	38,303
Other Liabilities	(2,934)	(536)	(1,783)	919
Other, Net	4,348	(6,265)	(3,989)	19,662
Changes in Components of Working Capital Associated with Investing and Financing Activities	15,133	9,450	22,064	(35,046)
Preferred Dividends	(2,758)	(2,758)	(8,274)	(8,274)
Discretionary Cash Flow Available to Common	$ 292,172	$ 208,470	$ 943,353	$ 522,217